UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): September 9, 2011

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

<u>Item 8.01. Other Events</u>

Ashland Inc. (Ashland) has elected to change to a more preferable method of accounting for actuarial gains and losses for pension and other postretirement benefits as permitted under U.S. generally accepted accounting principles. Historically, Ashland has recognized actuarial gains and losses as a component of Stockholders' Equity in its Consolidated Balance Sheet on an annual basis, amortizing them into operating results in its Statement of Consolidated Income over the average future service period of active employees in these plans.

Ashland now has elected to immediately recognize actuarial gains and losses in its operating results in the year in which the gains and losses occur. Ashland believes that this change will improve transparency in its operating results by recognizing the effects of economic and interest rate trends on plan investments and assumptions in the year these gains and losses are actually incurred. These gains and losses will be measured annually as of September 30, and accordingly, will be recorded during the fourth quarter of its fiscal year.

Ashland will apply these changes in accounting principle retrospectively to all periods to be presented in the Form 10-K for the year ending September 30, 2011. The aggregate effect of the change on Retained Earnings as of June 30, 2011 (the most recent period for which gains and losses are available on a cumulative basis) was a decrease of approximately $500 million, with the corresponding increase to Accumulated Other Comprehensive Income. In addition, the aggregate effect on Ashland's earnings per share for the nine months ended June 30, 2011 increased $1.27 to a total of $4.10.

Ashland's operating segment (segment) results follow internal management reporting, which is used for making operating decisions and assessing performance. Historically, total pension and other postretirement benefit costs have been allocated to each segment. In conjunction with the change in accounting principle, the service cost, which represents the benefits earned by active employees during the period, will continue to be allocated to each segment, while interest cost, return on assets and the actuarial gain (loss) will now be recorded in the Unallocated and Other segment, since those financing activities are managed at the corporate level. This change in expense allocation will allow Ashland to better reflect within its segments the actual service costs being incurred as a part of operating each business, while legacy liability costs remaining from previously divested businesses and the other components of net periodic benefit costs will be retained within the Unallocated and Other segment.

As a convenience to investors who may want to consider the effects of this change, Ashland has provided in Exhibit 99.1 unaudited annual consolidated and segment results for 2007, 2008, 2009 and 2010 updated for the retrospective application of the changes in accounting principle and change in segment reporting as previously discussed. In addition, Ashland has also provided in Exhibit 99.2 unaudited quarterly consolidated segment results for 2010 and the first three quarters of 2011. Within these exhibits Ashland has disclosed "EBITDA" and "Adjusted EBITDA" results. Such measurements are not prepared in accordance with U.S. GAAP and should not be construed as an alternative to reported results determined in accordance with U.S. GAAP. Management believes the use of such non-GAAP measures on a consolidated and segment basis assists investors in understanding the ongoing operating performance by presenting the financial results between periods on a more comparable basis. In addition, the "As Reported" column in each exhibit relates to information previously filed under applicable Form 10-K or 10-Q filings, which have been adjusted for discontinued operations related to the sale of Ashland Distribution for 2007, and as previously amended for the annual periods 2008, 2009 and 2010, in a Form 8-K filing on April 5, 2011.

Item 9.01. <u>Financial Statements and Exhibits</u>

(d)   Exhibits

99.1   Ashland Inc. Annual Statements of Consolidated Income and Segment Results – Reported and As Amended

99.2   Ashland Inc. Quarterly Statements of Consolidated Income and Segment Results – Reported and As Amended

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	ASHLAND INC.
	(Registrant)

September 9, 2011	/s/ Lamar M. Chambers
	Lamar M. Chambers
	Senior Vice President and
	Chief Financial Officer

EXHIBIT INDEX

99.1 Ashland Inc. Annual Statements of Consolidated Income and Segment Results – Reported and As Amended

99.2 Ashland Inc. Quarterly Statements of Consolidated Income and Segment Results – Reported and As Amended

Exhibit 99.1

Ashland Inc. and Consolidated Subsidiaries
Unaudited Statement of Consolidated Income
Year Ended September 30, 2010

(In millions except share and per share data)		As Reported		Effect of Change		As Amended
Sales	$	5,741	$	-	$	5,741
Costs and expenses						
Cost of sales		4,058		66		4,124
Selling, general and administrative expense		1,168		162		1,330
Research and development expense		86		-		86
		5,312		228		5,540
Equity and other income		48		-		48
Operating income		477		(228)		249
Net interest and other financing expense		(197)		-		(197)
Net gain on acquisitions and divestitures		21		-		21
Other income		2		-		2
Income from continuing operations before income taxes		303		(228)		75
Income tax expense (benefit)		62		(75)		(13)
Income from continuing operations		241		(153)		88
Income from discontinued operations		91		(38)		53
Net income	$	332	$	(191)	$	141
Earnings per share from continuing operations						
Basic	$	3.10		(1.96)	$	1.14
Diluted	$	3.04		(1.93)	$	1.11
Earnings per share from net income						
Basic	$	4.26		(2.45)	$	1.81
Diluted	$	4.18		(2.40)	$	1.78
Average common shares outstanding (in millions)						
Basic		78		-		78
Diluted		79		-		79
Gross profit as a percentage of sales		29.3%		-1.1%		28.2%
Operating income (loss)						
Functional Ingredients	$	115	$	10	$	125
Water Technologies		114		16		130
Performance Materials		23		9		32
Consumer Markets		262		8		270
Unallocated and other		(37)		(271)		(308)
	$	477	$	(228)	$	249
Key Items and Adjusted EBITDA						
Operating income	$	477	$	(228)	$	249
Depreciation and amortization		280		-		280
EBITDA		757		(228)		529
Severance		11		-		11
Actuarial loss on pension and other postretirement plan remeasurement		-		268		268
Adjusted EBITDA	$	768	$	40	$	808

Ashland Inc. and Consolidated Subsidiaries
Unaudited Statement of Consolidated Income
Year Ended September 30, 2009

(In millions except share and per share data)		As Reported		Effect of Change		As Amended
Sales	$	5,220	$	-	$	5,220
Costs and expenses						
Cost of sales		3,732		118		3,850
Selling, general and administrative expense		1,115		284		1,399
Research and development expense		96		-		96
		4,943		402		5,345
Equity and other income		34		-		34
Operating income		311		(402)		(91)
Net interest and other financing expense		(205)		-		(205)
Net gain on acquisitions and divestitures		59		-		59
Other expense		(86)		-		(86)
Income from continuing operations before income taxes		79		(402)		(323)
Income tax expense (benefit)		52		(135)		(83)
Income (loss) from continuing operations		27		(267)		(240)
Income (loss) from discontinued operations		44		(65)		(21)
Net income (loss)	$	71	$	(332)	$	(261)
Earnings per share from continuing operations						
Basic	$	0.38		(3.69)	$	(3.31)
Diluted	$	0.37		(3.68)	$	(3.31)
Earnings per share from net income (loss)						
Basic	$	0.98		(4.58)	$	(3.60)
Diluted	$	0.96		(4.56)	$	(3.60)
Average common shares outstanding (in millions)						
Basic		72		-		72
Diluted		73		(1)		72
Gross profit as a percentage of sales		28.5%		-2.3%		26.2%
Operating income (loss)						
Functional Ingredients	$	36	$	8	$	44
Water Technologies		78		17		95
Performance Materials		1		9		10
Consumer Markets		252		7		259
Unallocated and other		(56)		(443)		(499)
	$	311	$	(402)	$	(91)
Key Items and Adjusted EBITDA						
Operating income	$	311	$	(402)	$	(91)
Depreciation and amortization		315		-		315
EBITDA		626		(402)		224
Severance		50		-		50
Inventory fair value adjustment		37		-		37
Results of the Hercules business prior to acquisition		35		-		35
Plant closing costs		4		-		4
Currency gain on intracompany loan		(5)		-		(5)
Actuarial loss on pension and other postretirement plan remeasurement		-		409		409
Adjusted EBITDA	$	747	$	7	$	754

Ashland Inc. and Consolidated Subsidiaries
Unaudited Statement of Consolidated Income
Year Ended September 30, 2008

(In millions except share and per share data)		As Reported		Effect of Change		As Amended
Sales	$	4,176	$	-	$	4,176
Costs and expenses						
Cost of sales		3,191		18		3,209
Selling, general and administrative expense		860		40		900
Research and development expense		48		-		48
		4,099		58		4,157
Equity and other income		50		-		50
Operating income		127		(58)		69
Net interest and other financing income		28		-		28
Net gain on acquisitions and divestitures		20		-		20
Income from continuing operations before income taxes		175		(58)		117
Income tax expense		53		(23)		30
Income from continuing operations		122		(35)		87
Income from discontinued operations		45		(16)		29
Net income	$	167	$	(51)	$	116
Earnings per share from continuing operations						
Basic	$	1.95		(0.56)	$	1.39
Diluted	$	1.93		(0.56)	$	1.37
Earnings per share from net income						
Basic	$	2.65		(0.82)	$	1.83
Diluted	$	2.63		(0.81)	$	1.82
Average common shares outstanding (in millions)						
Basic		63		-		63
Diluted		64		-		64
Gross profit as a percentage of sales		23.6%		-0.4%		23.2%
Operating income (loss)						
Functional Ingredients	$	-	$	-	$	-
Water Technologies		10		(2)		8
Performance Materials		52		(3)		49
Consumer Markets		83		(1)		82
Unallocated and other		(18)		(52)		(70)
	$	127	$	(58)	$	69
Key Items and Adjusted EBITDA						
Operating income	$	127	$	(58)	$	69
Depreciation and amortization		121		-		121
EBITDA		248		(58)		190
Severance		9		-		9
Results of the Hercules business prior to acquisition		381		-		381
Ashland-Cargill JV write-off and other due diligence costs		8		-		8
Actuarial loss on pension and other postretirement plan remeasurement		-		60		60
Adjusted EBITDA	$	646	$	2	$	648

Ashland Inc. and Consolidated Subsidiaries
Unaudited Statement of Consolidated Income
Year Ended September 30, 2007

(In millions except share and per share data)		As Reported		Effect of Change		As Amended
Sales	$	3,923	$	-	$	3,923
Costs and expenses						
Cost of sales		2,903		(44)		2,859
Selling, general and administrative expense		874		(113)		761
Research and development expense		45		-		45
		3,822		(157)		3,665
Equity and other income		46		-		46
Operating income		147		157		304
Net interest and other financing income		46		-		46
Net gain on acquisitions and divestitures		(3)		-		(3)
Income from continuing operations before income taxes		190		157		347
Income tax expense		32		58		90
Income from continuing operations		158		99		257
Income from discontinued operations		72		46		118
Net income	$	230	$	145	$	375
Earnings per share from continuing operations						
Basic	$	2.51		1.58	$	4.09
Diluted	$	2.47		1.56	$	4.03
Earnings per share from net income						
Basic	$	3.66		2.31	$	5.97
Diluted	$	3.60		2.27	$	5.87
Average common shares outstanding (in millions)						
Basic		63		-		63
Diluted		64		-		64
Gross profit as a percentage of sales		26.0%		1.1%		27.1%
Operating income (loss)						
Functional Ingredients	$	-	$	-	$	-
Water Technologies		16		5		21
Performance Materials		89		8		97
Consumer Markets		86		5		91
Unallocated and other		(44)		139		95
	$	147	$	157	$	304
Key Items and Adjusted EBITDA						
Operating income	$	147	$	157	$	304
Depreciation and amortization		111		-		111
EBITDA		258		157		415
APAC restructuring charge		25		-		25
Non-North American reporting lag elimination		(6)		-		(6)
Results of the Hercules business prior to acquisition		392		-		392
Actuarial gain on pension and other postretirement plan remeasurement		-		(141)		(141)
Adjusted EBITDA	$	669	$	16	$	685

Exhibit 99.2

Ashland Inc. and Consolidated Subsidiaries
Unaudited Statement of Consolidated Income
Nine Months Ended June 30, 2011

(In millions except share and per share data)		As Reported		Effect of Change		As Amended
Sales	$	4,656	$	-	$	4,656
Costs and expenses						
Cost of sales		3,411		(49)		3,362
Selling, general and administrative expense		882		(110)		772
Research and development expense		64		-		64
		4,357		(159)		4,198
Equity and other income		42		-		42
Operating income		341		159		500
Net interest and other financing expense		(88)		-		(88)
Net gain on acquisitions and divestitures		20		-		20
Income from continuing operations before income taxes		273		159		432
Income tax expense		46		58		104
Income from continuing operations		227		101		328
Income from discontinued operations		300		49		349
Net income	$	527	$	150	$	677
Earnings per share from continuing operations						
Basic	$	2.89		1.29	$	4.18
Diluted	$	2.83		1.27	$	4.10
Earnings per share from net income						
Basic	$	6.70		1.91	$	8.61
Diluted	$	6.57		1.87	$	8.44
Average common shares outstanding (in millions)						
Basic		78		-		78
Diluted		80		-		80
Gross profit as a percent of sales		26.7%		1.1%		27.8%
Operating income (loss)						
Functional Ingredients	$	109	$	6	$	115
Water Technologies		73		10		83
Performance Materials		21		4		25
Consumer Markets		178		6		184
Unallocated and other		(40)		133		93
	$	341	$	159	$	500
Key Items and Adjusted EBITDA						
Operating income	$	341	$	159	$	500
Depreciation and amortization		211		-		211
EBITDA		552		159		711
Environmental reserve adjustment		6				6
Castings Solutions transaction and start-up costs		3		-		3
Actuarial gain on pension and other postretirement plan remeasurement		-		(120)		(120)
Adjusted EBITDA	$	561	$	39	$	600

Ashland Inc. and Consolidated Subsidiaries
Unaudited Statement of Consolidated Income
Three Months Ended June 30, 2011

(In millions except share and per share data)	As Reported		Effect of Change		As Amended
Sales	$	1,667	$	-	$	1,667
Costs and expenses					
Cost of sales		1,236		(3)		1,233
Selling, general and administrative expense		304		(6)		298
Research and development expense		22		-		22
		1,562		(9)		1,553
Equity and other income		15		-		15
Operating income		120		9		129
Net interest and other financing expense		(22)		-		(22)
Net loss on acquisitions and divestitures		(1)		-		(1)
Income from continuing operations before income taxes		97		9		106
Income tax expense		28		3		31
Income from continuing operations		69		6		75
Income from discontinued operations		18		-		18
Net income	$	87	$	6	$	93
Earnings per share from continuing operations					
Basic	$	0.88		0.08	$	0.96
Diluted	$	0.86		0.08	$	0.94
Earnings per share from net income					
Basic	$	1.12		0.08	$	1.20
Diluted	$	1.09		0.08	$	1.17
Average common shares outstanding (in millions)					
Basic		78		-		78
Diluted		80		-		80
Gross profit as a percent of sales		25.9%		0.1%		26.0%
Operating income (loss)					
Functional Ingredients	$	50	$	1	$	51
Water Technologies		22		2		24
Performance Materials		12		-		12
Consumer Markets		51		1		52
Unallocated and other		(15)		5		(10)
	$	120	$	9	$	129
Key Items and Adjusted EBITDA					
Operating income	$	120	$	9	$	129
Depreciation and amortization		68		-		68
EBITDA		188		9		197
Environmental reserve adjustment		6		-		6
Actuarial gain on pension and other postretirement plan remeasurement		-		-		-
Adjusted EBITDA	$	194	$	9	$	203

Ashland Inc. and Consolidated Subsidiaries
Unaudited Statement of Consolidated Income
Three Months Ended March 31, 2011

(In millions except share and per share data)		As Reported		Effect of Change		As Amended
Sales	$	1,557	$	-	$	1,557
Costs and expenses						
Cost of sales		1,135		(41)		1,094
Selling, general and administrative expense		292		(93)		199
Research and development expense		22		-		22
		1,449		(134)		1,315
Equity and other income		14		-		14
Operating income		122		134		256
Net interest and other financing expense		(39)		-		(39)
Net gain on acquisitions and divestitures		-		-		-
Income from continuing operations before income taxes		83		134		217
Income tax (benefit) expense		(13)		48		35
Income from continuing operations		96		86		182
Income from discontinued operations		257		46		303
Net income	$	353	$	132	$	485
Earnings per share from continuing operations						
Basic	$	1.22		1.08	$	2.30
Diluted	$	1.20		1.06	$	2.26
Earnings per share from net income						
Basic	$	4.47		1.66	$	6.13
Diluted	$	4.39		1.63	$	6.02
Average common shares outstanding (in millions)						
Basic		79		-		79
Diluted		80		-		80
Gross profit as a percent of sales		27.1%		2.6%		29.7%
Operating income (loss)						
Functional Ingredients	$	41	$	2	$	43
Water Technologies		27		4		31
Performance Materials		3		2		5
Consumer Markets		62		2		64
Unallocated and other		(11)		124		113
	$	122	$	134	$	256
Key Items and Adjusted EBITDA						
Operating income	$	122	$	134	$	256
Depreciation and amortization		70		-		70
EBITDA		192		134		326
Castings Solutions transaction and start-up costs		-		-		-
Actuarial gain on pension and other postretirement plan remeasurement				(120)		(120)
Adjusted EBITDA	$	192	$	14	$	206

Ashland Inc. and Consolidated Subsidiaries
Unaudited Statement of Consolidated Income
Three Months Ended December 31, 2010

(In millions except share and per share data)	As Reported		Effect of Change		As Amended	
Sales	$	1,433	$	-	$	1,433
Costs and expenses						
Cost of sales		1,040		(5)		1,035
Selling, general and administrative expense		286		(10)		276
Research and development expense		20		-		20
		1,346		(15)		1,331
Equity and other income		12		-		12
Operating income		99		15		114
Net interest and other financing expense		(27)		-		(27)
Net gain on acquisitions and divestitures		21		-		21
Income from continuing operations before income taxes		93		15		108
Income tax expense		31		6		37
Income from continuing operations		62		9		71
Income from discontinued operations		25		3		28
Net income	$	87	$	12	$	99
Earnings per share from continuing operations						
Basic	$	0.79		0.13	$	0.92
Diluted	$	0.78		0.13	$	0.91
Earnings per share from net income						
Basic	$	1.11		0.16	$	1.27
Diluted	$	1.09		0.16	$	1.25
Average common shares outstanding (in millions)						
Basic		79		-		79
Diluted		80		-		80
Gross profit as a percent of sales		27.4%		0.4%		27.8%
Operating income (loss)						
Functional Ingredients	$	19	$	3	$	22
Water Technologies		24		4		28
Performance Materials		6		2		8
Consumer Markets		65		2		67
Unallocated and other		(15)		4		(11)
	$	99	$	15	$	114
Key Items and Adjusted EBITDA						
Operating income	$	99	$	15	$	114
Depreciation and amortization		73		-		73
EBITDA		172		15		187
Castings Solutions transaction and start-up costs		3		-		3
Actuarial gain on pension and other postretirement plan remeasurement				-		-
Adjusted EBITDA	$	175	$	15	$	190

Ashland Inc. and Consolidated Subsidiaries
Unaudited Statement of Consolidated Income
Three Months Ended September 30, 2010

(In millions except share and per share data)		As Reported		Effect of Change		As Amended
Sales	$	1,516	$	-	$	1,516
Costs and expenses						
Cost of sales		1,123		75		1,198
Selling, general and administrative expense		299		184		483
Research and development expense		23		-		23
		1,445		259		1,704
Equity and other income		8		-		8
Operating income		79		(259)		(180)
Net interest and other financing expense		(27)		-		(27)
Net gain on acquisitions and divestitures		4		-		4
Other income		1		-		1
Income from continuing operations before income taxes		57		(259)		(202)
Income tax expense (benefit)		3		(84)		(81)
Income (loss) from continuing operations		54		(175)		(121)
Income (loss) from discontinued operations		22		(42)		(20)
Net income (loss)	$	76	$	(217)	$	(141)
Earnings per share from continuing operations						
Basic	$	0.69		(2.22)	$	(1.53)
Diluted	$	0.68		(2.21)	$	(1.53)
Earnings per share from net income (loss)						
Basic	$	0.97		(2.76)	$	(1.79)
Diluted	$	0.96		(2.75)	$	(1.79)
Average common shares outstanding (in millions)						
Basic		79		-		79
Diluted		80		(1)		79
Gross profit as a percentage of sales		25.9%		-4.9%		21.0%
Operating income (loss)						
Functional Ingredients	$	19	$	2	$	21
Water Technologies		19		4		23
Performance Materials		(2)		2		-
Consumer Markets		52		2		54
Unallocated and other		(9)		(269)		(278)
	$	79	$	(259)	$	(180)
Key Items and Adjusted EBITDA						
Operating income	$	79	$	(259)	$	(180)
Depreciation and amortization		71		-		71
EBITDA		150		(259)		(109)
Severance		11		-		11
Actuarial loss on pension and other postretirement plan remeasurement		-		268		268
Adjusted EBITDA	$	161	$	9	$	170

Ashland Inc. and Consolidated Subsidiaries
Unaudited Statement of Consolidated Income
Three Months Ended June 30, 2010

(In millions except share and per share data)		As Reported		Effect of Change		As Amended
Sales	$	1,478	$	-	$	1,478
Costs and expenses						
Cost of sales		1,037		(3)		1,034
Selling, general and administrative expense		291		(8)		283
Research and development expense		23		-		23
		1,351		(11)		1,340
Equity and other income		12		-		12
Operating income		139		11		150
Net interest and other financing expense		(26)		-		(26)
Net gain on acquisitions and divestitures		23		-		23
Other income		-		-		-
Income from continuing operations before income taxes		136		11		147
Income tax expense		19		3		22
Income from continuing operations		117		8		125
Income from discontinued operations		31		1		32
Net income	$	148	$	9	$	157
Earnings per share from continuing operations						
Basic	$	1.49		0.09	$	1.58
Diluted	$	1.46		0.09	$	1.55
Earnings per share from net income						
Basic	$	1.89		0.12	$	2.01
Diluted	$	1.85		0.11	$	1.96
Average common shares outstanding (in millions)						
Basic		78		-		78
Diluted		80		-		80
Gross profit as a percentage of sales		29.8%		0.2%		30.0%
Operating income (loss)						
Functional Ingredients	$	34	$	3	$	37
Water Technologies		26		4		30
Performance Materials		12		3		15
Consumer Markets		73		2		75
Unallocated and other		(6)		(1)		(7)
	$	139	$	11	$	150
Key Items and Adjusted EBITDA						
Operating income	$	139	$	11	$	150
Depreciation and amortization		68		-		68
EBITDA		207		11		218
Severance		-		-		-
Actuarial loss on pension and other postretirement plan remeasurement		-		-		-
Adjusted EBITDA	$	207	$	11	$	218

Ashland Inc. and Consolidated Subsidiaries
Unaudited Statement of Consolidated Income
Three Months Ended March 31, 2010

(In millions except share and per share data)	As Reported		Effect of Change		As Amended
Sales	$	1,423	$	-	$	1,423
Costs and expenses						
Cost of sales		992		(3)		989
Selling, general and administrative expense		293		(7)		286
Research and development expense		20		-		20
		1,305		(10)		1,295
Equity and other income		14		-		14
Operating income		132		10		142
Net interest and other financing expense		(103)		-		(103)
Net gain on acquisitions and divestitures		(5)		-		(5)
Other income		-		-		-
Income from continuing operations before income taxes		24		10		34
Income tax expense		18		3		21
Income from continuing operations		6		7		13
Income from discontinued operations		16		1		17
Net income	$	22	$	8	$	30
Earnings per share from continuing operations						
Basic	$	0.07		0.08	$	0.15
Diluted	$	0.07		0.08	$	0.15
Earnings per share from net income						
Basic	$	0.28		0.10	$	0.38
Diluted	$	0.27		0.10	$	0.37
Average common shares outstanding (in millions)						
Basic		78		-		78
Diluted		80		-		80
Gross profit as a percentage of sales		30.3%		0.2%		30.5%
Operating income (loss)						
Functional Ingredients	$	34	$	2	$	36
Water Technologies		31		4		35
Performance Materials		6		3		9
Consumer Markets		69		2		71
Unallocated and other		(8)		(1)		(9)
	$	132	$	10	$	142
Key Items and Adjusted EBITDA						
Operating income	$	132	$	10	$	142
Depreciation and amortization		67		-		67
EBITDA		199		10		209
Severance		-		-		-
Actuarial loss on pension and other postretirement plan remeasurement		-		-		-
Adjusted EBITDA	$	199	$	10	$	209

Ashland Inc. and Consolidated Subsidiaries
Unaudited Statement of Consolidated Income
Three Months Ended December 31, 2009

(In millions except share and per share data)		As Reported		Effect of Change		As Amended
Sales	$	1,324	$	-	$	1,324
Costs and expenses						
Cost of sales		906		(3)		903
Selling, general and administrative expense		284		(7)		277
Research and development expense		20		-		20
		1,210		(10)		1,200
Equity and other income		13		-		13
Operating income		127		10		137
Net interest and other financing expense		(41)		-		(41)
Net gain on acquisitions and divestitures		-		-		-
Other income		-		-		-
Income from continuing operations before income taxes		86		10		96
Income tax expense		22		3		25
Income from continuing operations		64		7		71
Income from discontinued operations		22		2		24
Net income	$	86	$	9	$	95
Earnings per share from continuing operations						
Basic	$	0.84		0.09	$	0.93
Diluted	$	0.82		0.09	$	0.91
Earnings per share from net income						
Basic	$	1.13		0.11	$	1.24
Diluted	$	1.10		0.11	$	1.21
Average common shares outstanding (in millions)						
Basic		77		-		77
Diluted		78		-		78
Gross profit as a percentage of sales		31.6%		0.2%		31.8%
Operating income (loss)						
Functional Ingredients	$	27	$	3	$	30
Water Technologies		39		4		43
Performance Materials		8		1		9
Consumer Markets		67		2		69
Unallocated and other		(14)		-		(14)
	$	127	$	10	$	137
Key Items and Adjusted EBITDA						
Operating income	$	127	$	10	$	137
Depreciation and amortization		74		-		74
EBITDA		201		10		211
Severance		-		-		-
Actuarial loss on pension and other postretirement plan remeasurement		-		-		-
Adjusted EBITDA	$	201	$	10	$	211